UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date March, 24,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

March 24, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES DECISIONS ADOPTED IN ITS SHAREHOLDERS' MEETING

Today, in the ordinary General Shareholders' Meeting of Grupo Cibest S.A. (“Grupo Cibest”) the following decisions were adopted with the required majorities:

1The management report and other reports of management submitted to the shareholders for consideration were approved.
1The standalone and consolidated financial statements for the 2025 fiscal year were approved with their respective notes, which were duly audited by the Company’s Auditors.
2The proposed profit distribution and establishment of reserves was approved.
3The granting of a general authorization for the execution of recurring transactions and transactions within the ordinary course of business between Grupo Cibest and Bancolombia S.A. was approved.
4The partial change in the allocation of the legal reserve, the termination of the 2025 share buyback program, and the approval of the 2026 share buyback program were approved.

The details of the information approved by the shareholders can be accessed in the following link on our website: https://www.grupocibest.com/relacion-inversionistas/informacion-interes/asambleas-accionistas

The management of Grupo Cibest confirms that the necessary procedures and authorizations were completed to hold the General Shareholders' Meeting, and that the decisions adopted fall within the powers of the General Shareholders’ Meeting in accordance with applicable law and Grupo Cibest’s bylaws.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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